Exhibit 99.1
DESCRIPTION OF GOVERNMENTAL GAMING REGULATIONS

Nevada Regulatory Matters
In order to acquire, own or lease Stockman’s Casino, the Grand Lodge Casino or any other gaming operation in Nevada, we are subject to the Nevada Gaming Control Act and to the licensing and regulatory control of the Nevada Gaming Control Board, the Nevada Gaming Commission, and various local, city and county regulatory agencies.
The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy which are concerned with, among other things:

•
the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	establishment and application of responsible accounting practices and procedures;

•	maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues;

•	recordkeeping and reporting to the Nevada gaming authorities;

•	fair operation of games; and

•	the raising of revenues through taxation and licensing fees.

In May 2006, we applied for registration with the Nevada Gaming Commission as a publicly traded corporation, which was granted on January 25, 2007. We must regularly submit detailed financial and operating reports to the Nevada Gaming Control Board. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Nevada Gaming Commission.
The Nevada Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada Gaming Control Board in connection with the investigation.
Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Nevada Gaming Commission. Any person who becomes a beneficial owner of 10% or more of our voting securities is required to apply for a finding of suitability. The Nevada Gaming Commission may also, in its discretion, require any other holders of our debt or equity securities to file applications to be found suitable to own the debt or equity securities. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Gaming Commission, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Gaming Commission, we:

•	pay to the unsuitable person any dividends, interest or any distribution whatsoever;

•	recognize any voting right by such unsuitable person in connection with such securities;

•	pay the unsuitable person remuneration in any form; or

•	make any payment to the unsuitable person by way of principal, redemption, conversion exchange, liquidation or similar transaction.

Under certain circumstances, an “institutional investor,” as such term is defined in the regulations of the Nevada Gaming Commission, which acquires more than 10%, but not more than 25% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission may be found unsuitable based solely on such failure or refusal.
We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Commission at any time, and to file with the Nevada Gaming Commission, at least annually, a list of our stockholders. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission.

As a licensee or registrant, we may not make certain public offerings of our securities without the prior approval of the Nevada Gaming Commission.  Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering.  We have received a waiver of the prior approval requirement with respect to public offerings of securities subject to certain conditions.  Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada Gaming Control Board and approval by the Nevada Gaming Commission.
The Nevada legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming licensees and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Because we are a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s Board in response to a tender offer made directly to its stockholders for the purpose of acquiring control.
Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon either:

•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also paid on admission charges where entertainment is furnished. Nevada licensees that hold a license as an operator of a slot route, a manufacturer or a distributor also pay certain fees and taxes to the State of Nevada.
Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with those persons, collectively, “licensees,” and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Gaming Control Board of the licensee’s participation in foreign gaming. We currently comply with this requirement. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•
engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability.

Indiana Regulatory Matters
We own and operate a wholly-owned subsidiary, Gaming Entertainment (Indiana) LLC, which acquired and operates Rising Star Casino Resort in Rising Sun, Indiana. The ownership and operation of casino facilities in Indiana are subject to extensive state and local regulation, including primarily the licensing and regulatory control of the Indiana Gaming Commission (“IGC”).
The Indiana Riverboat Gaming Act, as amended (the “Indiana Act”), allows up to thirteen commercial (non-tribal) casinos in the State of Indiana. Specifically, the IGC has awarded: (i) owner’s licenses for the operation of five riverboat casinos in counties contiguous to Lake Michigan in northern Indiana, as well as five riverboat casinos in counties contiguous to the Ohio River in southern Indiana; (ii) one operating agent contract permitting a private company to operate a land based casino in French Lick, Indiana; and (iii) two gambling game licenses for the operation of slots-only casinos at Indiana’s two pari-mutuel horse racing tracks (“racinos”).
In 2015, Indiana enacted legislation that will allow both racinos to begin offering live table games after March 1, 2021. The 2015 legislation also authorized an increase of each racino’s maximum size to 2,200 gambling games (beginning on January 1, 2021), while imposing a cap on the size of all other casino properties that is equal to the greatest number of gambling games offered by the applicable casino property since January 1, 2007. The 2015 legislation permits riverboat owners to relocate the owner’s gaming operation from a riverboat facility to an inland facility, provided such inland facility is, among other things, located on a parcel that is adjacent to the dock site of the licensed owner’s riverboat. Any such inland casino is subject to the same gambling game cap applicable to the riverboat. Since passage of the 2015 legislation, the IGC has demonstrated a willingness to consider and approve requests to relocate certain gaming devices to off-riverboat locations that are adjacent to still-functioning riverboat casinos, thus enabling partial land-based gaming without relocating the entire gaming facility to land.
The Indiana Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of Indiana, including comprehensive law enforcement provisions. The Indiana Act vests the IGC with the power and duties of administering, regulating and enforcing the system of casino gaming in Indiana. The IGC’s jurisdiction extends to every person, association, corporation, partnership, owner, and trust involved in casino gaming operations in Indiana and grants the IGC with authority to request specific information from all such persons or entities.
An Indiana owner’s license entitles the licensee to own and operate one riverboat and gaming equipment as part of a gaming operation. The Indiana Act allows a person to hold up to 100% of up to two separate owner’s licenses. Each owner’s license is subject to renewal on an annual basis upon a determination by the IGC that the licensee continues to be eligible for an owner’s license pursuant to the Indiana Act and the rules and regulations adopted thereunder. A licensee may not lease, hypothecate, borrow money against or lend money against an owner’s riverboat gaming license. An ownership interest in an owner’s license may only be transferred in accordance with the regulations promulgated under the Indiana Act.  Gaming Entertainment (Indiana) LLC applied for and, on March 15, 2011, was granted the transfer of a riverboat owner’s license. Thereafter, Gaming Entertainment (Indiana) LLC has renewed its license annually on September 15 of each year.
The Indiana Act requires that a licensed owner undergo a complete re-investigation every three years. If for any reason the license is terminated, the assets of the riverboat gaming operation cannot be disposed of without the approval of the IGC. The IGC also requires a comprehensive disclosure of financial and operating information by licensees, by their principal officers and by their parent corporations.
If an institutional investor acquires a beneficial ownership interest of 5% or more of any class of voting securities of a publicly traded corporation, the investor is required to notify the IGC and may be subject to a finding of suitability.  Institutional investors who acquire a beneficial ownership interest of 15% or more of any class of voting securities are subject to a full investigation and finding of suitability.  In addition, the IGC may require an institutional investor that acquires 15% or more of certain non-voting equity units to apply for a finding of suitability.  Any person who is not an institutional investor that acquires beneficial ownership of 5% or more of any class of voting securities of a licensee is required to apply for a finding of suitability.
The Indiana Act prohibits contributions to a candidate for a state, legislative, or local office, to a candidate’s committee or to a regular party by: (i) the holder of a riverboat owner’s license; (ii) a person holding at least 1% interest in a riverboat licensee; (iii) an officer of a riverboat licensee; (iv) an officer of a person that holds at least 1% interest in a riverboat licensee; or (v) a political action committee of a riverboat licensee. The prohibition on political contributions is applicable while a riverboat owner holds the license and for a period of three years following the expiration or termination of such license.
In 2009, the Indiana General Assembly enacted legislation requiring all casino operators to submit for approval by the IGC a written power of attorney identifying a person who would serve as a trustee to temporarily operate the casino in certain rare circumstances, such as: the revocation or non-renewal of any owner’s license; the denial of an owner’s license to a proposed transferee and the person attempting to sell the riverboat is unable or unwilling to retain ownership or control; the involuntary bankruptcy of the licensed owner; or a licensed owner agrees in writing to relinquish control of the riverboat. During any time period that the trustee is operating the casino, the trustee has exclusive and broad authority over the casino gambling operations.  The IGC most recently approved Gaming Entertainment (Indiana) LLC’s power of attorney renewal on September 29, 2017.
The IGC requires licensees to maintain a cash reserve equal to a licensee’s average payout for a three-day period based on the riverboat’s performance during the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated. The IGC also prohibits distributions, other than distributions for the payment of state or federal taxes, by a licensee to its partners, shareholders, itself or any affiliated entity if the distribution would impair the financial viability of the riverboat gaming operation.
The Indiana Act does not limit the maximum bet or loss per patron. Each licensee sets minimum and maximum wagers on its own games. Players must use chips or tokens as, according to the Indiana Act, wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from persons present at a licensed riverboat.
Contracts to which Gaming Entertainment (Indiana) LLC is a party are subject to disclosure and approval processes imposed by Indiana regulations.  A riverboat owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods or services rendered or received.  All contracts are subject to disapproval and/or cancellation by the IGC.
Through the establishment of purchasing goals for licensees, the IGC encourages minority business enterprises and women business enterprises to participate in the gaming industry. The goals must be derived from the statistical analysis of utilization studies of licensee contracts for goods and services. Any failure by a licensee to meet these goals will be scrutinized heavily by the IGC and the Indiana Act authorizes the IGC to suspend, limit, or revoke an owner’s gaming license, or to impose a fine, if the licensee does not demonstrate compliance within ninety days of a finding of noncompliance.
Pursuant to a 2013 amendment to the graduated wagering tax portion of the Indiana Act, riverboat licensees that receive Adjusted Gross Receipts (“AGR”) under $75 million in a given year are subject to a graduated wagering tax with a starting tax rate of 5% for the first $25 million of AGR and a top rate of 40% for AGR in excess of $600 million. “AGR” is the total of all cash and property received from gaming less cash paid out as winnings and uncollectible gaming receivables (not to exceed 2%). The 2013 legislation also permitted all Indiana casinos to begin deducting from AGR certain amounts attributable to “qualified wagering incentives.”  Such qualified wagering incentives (commonly referred to as “free play”) are defined as wagers made by patrons using non-cash vouchers, coupons, electronic credits or electronic promotions offered by a licensee.  For the state fiscal years ending after June 30, 2013 and before July 1, 2015, the maximum amount of permitted qualified wagering deductions was $5 million per casino. In 2015, that maximum deduction was increased to $7 million for fiscal years following June 30, 2015.
In addition to wagering taxes, an admissions tax of $3 per admission is currently assessed for all casinos other than the casino operating in French Lick, the two racinos, and the land-based casino operating in Evansville, Indiana. Pursuant to legislation passed in 2017, as soon as the operator of the Evansville casino relocated its riverboat casino to a land-based facility, it began paying a “supplemental wagering tax” equal to three percent (3%) of AGR in lieu of continuing to pay admissions tax. Pursuant to the same 2017 legislation, all other casinos for whom the admissions tax has been applicable will begin paying a supplemental wagering tax on July 1, 2018. The supplemental wagering tax will replace the admissions tax for these casinos. The Supplemental wagering tax rate will vary by location based on a statutory formula but shall be capped at four percent (4%) of AGR until June 30, 2019, and three and five tenths percent (3.5%) of AGR thereafter. The Indiana Act provides for the suspension or revocation of a license if the wagering taxes, admissions taxes, and/or supplemental wagering taxes are not timely submitted.
Pursuant to a development agreement between the Company and the City of Rising Sun, Indiana, we are required to pay annually 1.55% of AGR if $150 million or less, or 1.6% of AGR if greater than $150 million, to the Rising Sun Regional Foundation.
Real property taxes are imposed on riverboats at rates determined by local taxing authorities.  Income to us from Rising Star Casino Resort is also subject to the Indiana adjusted gross income tax and certain court decisions have resulted in gaming taxes not being deductible in the computation of Indiana income taxes.  Sales on a riverboat and at its related amenities, other than gaming revenues, are subject to applicable use, excise and retail taxes.  The Indiana Act requires a riverboat licensee to directly reimburse the IGC for the costs of gaming enforcement agents which are required to be present while gaming is conducted.
A licensee may enter into debt transactions of $1 million or greater only with the prior approval of the IGC. Such approval is subject to compliance with requisite procedures and a showing that each person with whom the licensee enters into a debt transaction would be suitable for licensure under the Indiana Act. Unless waived, approval of debt transactions requires consideration by the IGC at two business meetings. The IGC, by resolution, has authorized its executive director, subject to subsequent ratification by the IGC, to approve debt transactions. Such approval may occur following appropriate review of the transaction along with concurrence by at least two people among: (i) the executive director, (ii) IGC’s Chairman, and (iii) the IGC member who is a certified public accountant.
The Indiana Act provides that the sale of alcoholic beverages at riverboat casinos is subject to licensing, control and regulation pursuant to Title 7.1 of the Indiana Code and the rules adopted by the Indiana Alcohol and Tobacco Commission.
Mississippi Regulatory Matters
Our ownership and operation of the Silver Slipper Casino and Hotel is subject to the Mississippi Gaming Control Act ("Mississippi Act") and to the licensing and regulatory control of the Mississippi Gaming Commission, the Mississippi Department of Revenue and various local, city and county regulatory agencies.
The Mississippi Act, the Mississippi Gaming Commission regulations and supervisory procedures of the Mississippi Gaming Commission are based upon declarations of public policy concerned with, among other things:

•
the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	establishment and application of responsible accounting practices and procedures;

•	maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues;

•	recordkeeping and reporting to the Mississippi gaming authorities;

•	the prevention of cheating and fraudulent practices;

•	providing a source of state and local revenues through taxation and licensing fees; and

•	ensuring that gaming licensees, to the extent practicable, employ Mississippi residents.

The Mississippi Act provides for legalized gaming in each of the fourteen counties that border the Gulf Coast or the Mississippi River; however, gaming is legal only if the voters in the county have not voted to prohibit gaming in that county. Voters have approved gaming in nine of the fourteen counties and currently occurs in seven counties. The Mississippi Act originally required gaming vessels to be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters lying south of the counties along the Mississippi Gulf Coast. However, the Mississippi Act was amended to permit licensees in the three counties along the Gulf Coast to establish casino structures that are located in whole or part on shore and land-based casino operations, provided the land-based gaming areas do not extend more than 800 feet beyond the nineteen-year mean high water line, (except in Harrison County where the 800-foot limit can be extended as far as the greater of 800 feet beyond the 19-year mean high water line or the southern boundary of Highway 90). Due to another change in the interpretation of the Mississippi Act, the Mississippi Gaming Commission has also permitted licensees in approved Mississippi River counties to conduct gaming operations on permanent structures, provided that the majority of the gaming floor in any such structure is located on the river side of the "bank full" line of the Mississippi River.
There are no limitations on the number of gaming licenses that may be granted. Further, the Mississippi Act provides for 24-hour gaming operations and does not limit the maximum bet or loss per patron or the percentage of space that may be utilized for gaming.
Our wholly-owned subsidiary, Silver Slipper Casino Venture LLC is licensed as the operator of the Silver Slipper Casino and Hotel. A Mississippi gaming licensee must maintain a gaming license from the Mississippi Gaming Commission, subject to certain conditions, including continued compliance with all applicable state laws and regulations. If we fail to satisfy the requirements of the Mississippi Act and regulations, we and Silver Slipper Casino Venture LLC cannot own or operate gaming facilities in Mississippi. Gaming licenses are issued for a three-year period, are not transferable, and must be renewed periodically thereafter. There is no assurance that a new license can be obtained at the end of each three-year period of a license. Silver Slipper Casino and Hotel was most recently granted a renewal of its license by the Mississippi Gaming Commission on June 18, 2015, effective July 20, 2015. The license expires on July 19, 2018.
The Mississippi Act and the Mississippi Gaming Commission regulations require that certain of our officers and directors and certain key employees of Silver Slipper Hotel and Casino be found suitable or approved by the Mississippi Gaming Commission. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability, although the Mississippi Gaming Commission, in its discretion, may require any individual who has a material relationship to, or material involvement with, a licensee to determine whether the individual is suitable to be associated with a gaming licensee.
As the sole member of Silver Slipper Casino Venture LLC, we applied for registration with the Mississippi Gaming Commission as a publicly traded corporation, which was granted on September 20, 2012. As a registered, publicly-traded corporation, we are required periodically to submit financial and operating reports, and any other information that the Mississippi Gaming Commission may require. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Mississippi Gaming Commission.
Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Mississippi Gaming Commission and may be required to file an application for a finding of suitability. If a security holder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The Mississippi Gaming Commission may require us to disclose the identities of the holders of our debt or other securities, and, in its discretion, require such holders to file applications, be investigated and be found suitable to own our debt or equity securities. Although the Mississippi Gaming Commission generally does not require the individual holders of such securities to be investigated and found suitable, it retains the right to do so for any reason deemed necessary by the Mississippi Gaming Commission.
If the Mississippi Gaming Commission determines that a person is unsuitable to hold, directly or indirectly, voting securities of a registered publicly traded corporation, any beneficial ownership of such securities by the unsuitable person beyond such period of time as may be prescribed by the Mississippi Gaming Commission is a misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our voting securities;

•	recognize the exercise, directly or indirectly of any voting right conferred through securities held by that person;

•	pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or

•	fail to pursue all lawful efforts to require the unsuitable person to divest himself of the securities including, if necessary, the immediate purchase of the securities for cash at fair market value.

Under certain circumstances, an "institutional investor," as such term is defined in the regulations of the Mississippi Gaming Commission, which acquires more than 10%, but not more than 15% of our voting securities, may apply to the Mississippi Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only.
No person may receive any percentage of gaming revenue from a Mississippi gaming licensee without first obtaining the necessary licensing and approvals from the Mississippi Gaming Commission. The Mississippi Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Mississippi Gaming Commission in connection with the investigation. Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable based solely on such failure or refusal.
We are required to maintain a current stock ledger in Mississippi, which may be examined by the Mississippi Gaming Commission at any time, and to file with the Mississippi Gaming Commission, at least annually, a list of our stockholders. The Mississippi Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Mississippi Gaming Control Act and the regulations of the Mississippi Gaming Commission. We obtained a waiver of this requirement on September 20, 2012.
Substantially all material loans, leases, sales of securities and similar financing transactions by a registered corporation or a Mississippi gaming licensee must be reported to and approved by the Mississippi Gaming Commission. Changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation and approval by the Mississippi Gaming Commission. We may not make certain public offerings of our securities without the prior approval of the Mississippi Gaming Commission.  Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering.  We have received a waiver of the prior approval requirement with respect to public offerings of securities subject to certain conditions.
The Mississippi legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Mississippi gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to:

•	assure the financial stability of corporate gaming licensees and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Because we are a registered company, approvals may be required from the Mississippi Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Mississippi Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company's Board in response to a tender offer made directly to its stockholders for the purpose of acquiring control.
A Mississippi licensee may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by a security issued by an affiliated company, without the prior approval of the Mississippi Gaming Commission. We have obtained waivers from the Mississippi Gaming Commission for such guarantees, pledges and restrictions in connection with public offerings of our securities, subject to certain restrictions. A pledge of the stock of a Mississippi licensee and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Gaming Commission.
All legal gaming conducted in the state is subject to taxation. Gaming fees and tax calculations are generally based upon a percentage of the gross revenue and the number of gaming devices and table games operated by the casino. The license fee payable to the State of Mississippi is based upon gross revenue (generally defined as gaming receipts less payout to customers as winnings) and equals 4% of gross revenue of $50,000 or less per calendar month, 6% of gross revenue in excess of $50,000 but less than $134,000 per calendar month, and 8% of gross revenue in excess of $134,000 per calendar month. Each licensee must pay an annual license fee of $5,000. Each licensee must pay an annual fee based on the number of games, both electronic gaming devices and table games, it operates at its establishment. Licensees operating thirty-five (35) games pay a fee of $81,200 for the first 35 games, plus $100 for each game over 35. Licensees located within certain municipalities or counties may be required to pay fees to those municipalities or counties based on the licensees' gross revenues. These fees are paid in the same manner as the state gross revenue fees. The fees payable to the county in which Silver Slipper Hotel and Casino operates is an amount not to exceed four percent (4%) of all gross revenue and an annual license fee of $100 per gaming device.
The Gaming Commission imposes a flat annual fee on each casino operator licensee, payable quarterly, covering all investigative fees for that year associated with an operator licensee, any entity registered as a holding company or publicly traded corporation of that licensee, and any person required to be found suitable in connection with that licensee or any holding company or publicly-traded corporation of that licensee.  The annual fee is based on the average number of gaming devices operated by the licensee during a twelve-month period, as reported to the Mississippi Gaming Commission.  The investigative fee is $325,000 for licensees with 1,500 or more gaming devices, $250,000 for licensees with 1,000 to 1,499 gaming devices, and $150,000 for licensees with less than 1,000 gaming devices.  The fee is payable in four equal quarterly installments.
Neither we nor Silver Slipper Casino Venture LLC may engage in gaming activities outside of Mississippi without approval of, or a waiver of such approval by, the Mississippi Gaming Commission. We have approval from the Mississippi Gaming Commission for foreign gaming operations in that such approval for foreign gaming operations is automatically granted under the Mississippi regulations in connection with foreign operations conducted within the 50 states or any territory of the United States, or on board any cruise ship embarking from a port located therein. However, the Mississippi Gaming Commission requires a formal foreign gaming waiver for involvement in internet gaming.
A violation of the Mississippi gaming laws could result in a fine; revocation or suspension of, or a limitation or condition on, the gaming license, and criminal action. Disciplinary action in any jurisdiction may lead to disciplinary action in Mississippi, including, but not limited to, the revocation or suspension of the Silver Slipper Casino Venture, LLC gaming license.
Colorado Regulatory Matters
The Colorado Limited Gaming Control Commission (the “Colorado Commission”) approved all our necessary licenses on February 18, 2016 to acquire the operating assets and assume certain liabilities of Bronco Billy’s Casino and Hotel in Cripple Creek, Colorado (“Bronco Billy’s Acquisition”), which closed on May 13, 2016. The license approvals included (i) an Operator’s license for Full House Resorts, Inc., (ii) Retailer’s Licenses for our wholly-owned subsidiary, FHR Colorado, LLC, (iii) an Associated Business license for Full House Subsidiary, Inc., (iv) a Manufacturer/Distributor’s License for FHR Colorado, LLC (v) a finding of suitability for key personnel for Dan Lee (President/CEO- FHR), Lewis Fanger (CFO- FHR) and Elaine Guidroz

(Secretary & General Counsel, Vice President of Human Resources, Compliance Officer - FHR), and (vi) a finding of associated person suitability for Ken Adams, Carl Braunlich, Baird Garrett, Ellis Landau, Kathleen Marshall, Craig Thomas and Bradley Tirpak (Directors of FHR). Accordingly, the following is a summary of relevant Colorado regulatory matters that govern our Colorado gaming operations.
Under the Colorado Limited Gaming Act of 1991 (the “Colorado Act”), the ownership and operation of limited-stakes gaming facilities in Colorado are subject to the Colorado Gaming Regulations (the “Colorado Regulations”) and final authority of the Colorado Limited Gaming Control Commission (the “Colorado Commission”). The Colorado Act also created the Colorado Division of Gaming (the “Division of Gaming”) within the Colorado Department of Revenue to license, supervise and enforce the conduct of limited stakes gaming.
No person may offer limited gaming to the public unless such person holds a valid retail gaming license, which must be renewed every two years. Our licenses were renewed on February 15, 2018. The Colorado Act requires that licensees file applications for renewal with the Colorado Commission not less than 120 days prior to their expiration.
The Colorado Act includes a clear public policy statement for limited stakes gaming, as follows:

•
the success of limited stakes gaming is dependent upon public confidence and trust that licensed limited stakes gaming is conducted honestly and competitively, the rights of the creditors of licensees are protected and gaming is free from criminal and corruptive elements;

•
public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment;

•
all establishments where limited gaming is conducted and where gambling devices are operated, and all manufacturers, sellers and distributors of certain gambling devices and equipment, must therefore be licensed, controlled and assisted to protect the public health, safety, good order and the general welfare of the inhabitants of the state to foster the stability and success of limited stakes gaming and to preserve the economy, policies and free competition in Colorado; and

•
no applicant for a license or other affirmative Colorado Commission approval has any right to a license or to the granting of the approval sought; any license issued or other Colorado Commission approval granted pursuant to the Colorado Act is a revocable privilege, and no holder acquires any vested rights therein.

Limited-stakes gaming became lawful in the cities of Central City, Black Hawk and Cripple Creek when the state constitution was amended, effective October 1, 1991 (“Colorado Amendment”). Currently, “limited-stakes gaming” means a maximum single bet of $100 on slot machines, blackjack, poker, craps and roulette, and it is permitted 24 hours a day.
Limited-stakes gaming is confined to the commercial districts of these cities as defined by Central City ordinance on October 7, 1981, by Black Hawk ordinance on May 4, 1978, and by Cripple Creek ordinance on December 3, 1973. Additionally, the Colorado Amendment restricts limited-stakes gaming to structures which conform to the architectural styles and designs which were common to the areas prior to World War I and that conform to the requirements of applicable city ordinances regardless of the age of the structures. Under the Colorado Amendment, no more than 35% of the square footage of any building and no more than 50% of any one floor of any building may be used for limited-stakes gaming. Persons under the age of 21 cannot participate in limited-stakes gaming. Under Colorado state law, smoking is not permitted in any indoor area, including limited gaming facilities and any other facilities in which any gaming or gambling activity is conducted.
The Colorado Commission has delegated authority to the Division of Gaming to issue certain types of licenses and approve certain changes in ownership. With limited exceptions applicable to licensees which are publicly traded entities, no person may sell, lease, purchase, convey or acquire any interest in a retail gaming, manufacturer or distributor, associated equipment supplier, or operator license or business without the prior approval of the Colorado Commission or the Division of Gaming.
As a general rule, the Colorado Act prohibits any person from having an “ownership interest” in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a retail gaming licensee for purposes of the multiple license prohibition if any of the following apply:

•	A person has less than a 5% ownership interest in an institutional investor that has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

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A person has a 5% or more ownership interest in an institutional investor, but the institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

•	An institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

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An institutional investor possesses voting securities in a fiduciary capacity for another person and does not exercise voting control over 5% or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee;

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A registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers and not for its own account, and exercises voting rights for less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

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A registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and exercises voting rights in less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee;

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An underwriter is holding securities of a publicly traded licensee or publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days after the beginning of such underwriting if it exercises voting rights of less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

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A book entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee; or

•	A person's sole ownership interest is less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee.

Colorado law also imposes certain requirements/restrictions on manufacturer or distributors of slot machines, associated equipment, or related gaming equipment. For example, unless a manufacturer or distributor notifies the Division of Gaming within ten days, they may not knowingly (i) have an interest in any casino operator, (ii) allow any of its officers or any other person with a substantial interest in such business to have such an interest, (iii) employ any person that is employed by a casino operator, or (iv) allow any casino operator or person with a substantial interest therein to have an interest in a manufacturer’s or distributor’s business.
The Colorado Constitution provides for a tax on the total amount wagered, less all payouts to players, which is known as the adjusted gross proceeds (“AGP”). For poker, the tax is calculated based on the sums wagered which are retained by the licensee as compensation, consistent with the minimum and maximum amounts established by the Colorado Commission. The Constitution sets a maximum tax rate of 40%, and voter approval of a constitutional amendment would be required to increase this maximum rate.
The Colorado Commission votes annually on the structure of the gaming taxes. Currently, the tax structure is tiered with a graduated rate of between .25% and 20% of AGP. Specifically, the rate tiers are:

•	0.25% up to and including $2 million of AGP;

•	2.0% on amounts from $2 million to $5 million;

•	9.0% on amounts from $5 million to $8 million;

•	11.0% on amounts from $8 million to $10 million;

•	16.0% on amounts from $10 million to $13 million; and

•	20.0% on amounts over $13 million.

These rates have been effective since July 1, 2012, and have been retained by an annual vote of the Colorado Commission. Most recently, the Colorado Commission voted on June 15, 2017 to maintain the current tax structure, which will remain valid until June 30, 2018.
At the June 15th meeting, the Colorado Commission also implemented a three-year pilot program to allow casinos to receive a quarterly tax rebate equal to the amount of tax paid on free play coupons for the preceding quarter. Casinos are eligible for this rebate if the gaming tax revenue paid to the State, less any rebates, is equal to or greater than the gaming tax revenue paid to the State on a trailing 12 month basis. If eligible, the casino will receive a credit against the following month’s tax payment (for example, if eligible for September 30, 2017 tax rebate, the casino would receive a credit on their October 2017 tax statement). If certain criteria are met after the first three years, the rebate program will become permanent, effective June 30, 2020.
In the City of Cripple Creek, pursuant to Article 5 of the municipal code, the City Clerk is authorized to calculate, collect, and enforce a gaming device fee, which may be amended from time to time by the City Council. For purposes of Article 5, a gaming device means “any slot machine, poker table and/or blackjack table. The term gaming device shall include each table manned by a single dealer for the games of blackjack and/or poker and shall include each slot machine.”
Currently, this gaming device fee is paid quarterly, in advance, on the first day of the month for each quarter. The fee amount depends on a number of factors, including when the device is placed into service, and the total number of gaming devices the licensee has in operation. For example, each gaming licensee shall pay $300 per gaming device for its first three (3) months of operation, and each new gaming device added shall have a gaming device fee of $300, regardless of the day the device is placed into service. Subsequently, the gaming device fee is charged per device, at the following rates:

•	First fifty (50) gaming devices - $50 for the first quarter, $100 for the second quarter, $225 for the third quarter, and $225 for the fourth quarter.

•	Each device in excess of fifty (50) - $300 per quarter.

The Colorado Commission has enacted Rule 4.5, which imposes requirements on publicly traded corporations holding gaming licenses in Colorado and on gaming licenses owned directly or indirectly by a publicly traded corporation, whether through a subsidiary or intermediary company. Such requirements automatically apply to any ownership interest held by a publicly traded corporation, holding company or intermediary company thereof, where the ownership interest directly or indirectly is, or will be upon approval of the Colorado Commission, 5% or more of the entire licensee. However, the Colorado Commission also has the discretion to require that any publicly traded corporation, subsidiary, intermediary, or holding company that it determines has the actual ability to exercise influence over a licensee, regardless of ownership percentage, comply with the disclosure regulations and requirements contained in Rule 4.5.
Under Rule 4.5:

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Gaming licensees, affiliated companies and controlling persons commencing a public offering of voting securities must notify the Colorado Commission no later than 10 business days after the initial filing of a registration statement with the Securities and Exchange Commission;

•	Licensed publicly traded corporations are required to send proxy statements to the Division of Gaming within five days after their distribution.

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Licensees must include provisions in their charter documents which (i) restrict the rights of the licensees to issue voting interests or securities except in accordance with the Colorado Act and the Colorado Regulations, (ii) limit the rights of persons to transfer voting interests or securities of licensees except in accordance with the Colorado Act and the Colorado Regulations, and (iii) provide that holders of voting interests or securities of licensees found unsuitable by the Colorado Commission may, within 60 days of such finding of unsuitability, be required to sell their interests or securities back to the issuer at the lesser of the cash equivalent of the holders' investment or the market price as of the date of the finding of unsuitability, or (iv) alternatively, the holders may, within 60 days after the finding of unsuitability, transfer the voting interests or securities to a suitable person, as determined by the Colorado Commission. Until the voting interests or securities are held by suitable persons, the issuer may not pay dividends or interest, the securities may not be voted and may not be included in the voting or securities of the issuer, and the issuer may not pay any remuneration in any form to the holders of the securities.

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Persons who acquire direct or indirect beneficial ownership of (i) 5% or more of any class of voting securities of a publicly traded corporation, or (ii) 5% or more of the beneficial interest in a gaming licensee directly or indirectly through any class of voting securities of any holding company or intermediary company of a licensee (“qualifying persons”) must (i) notify the Division of Gaming within 10 days of such acquisition, (ii) submit all requested information to the Division of Gaming and/or Colorado Commission, and (iii) are subject to a finding of suitability as required by the Division of Gaming or the Colorado Commission, and (iv) unless the “qualifying person” is an institutional investor who owns at least 10% of the company, they must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such securities.

•	Licensees must notify any “qualifying persons” of the above requirements, and regardless of whether they have been notified, qualifying persons are responsible for complying with these requirements.

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Institutional investors, who individually, or in association with others, directly or indirectly acquires the beneficial ownership of 15% or more of any class of voting securities must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such interests.

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Any persons found unsuitable by the Colorado Commission must be removed from any position as an officer, director or employee of a licensee, or from a holding or intermediary company, and are prohibited from holding any beneficial ownership of the voting securities of any such entities. Should a licensee or its affiliates (i) pay dividends or distributions to, (ii) recognize the voting rights of, or (iii) pay a salary or any remuneration to, a person deemed unsuitable by the Colorado Commission, they will be subject to discipline and/or sanctions.

Licensees or their affiliated entities also may be sanctioned for failing to pursue efforts to require unsuitable persons to relinquish their interest.

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The Colorado Commission may determine that anyone with a material relationship to, or material involvement with, a licensee or an affiliated company must apply for a finding of suitability or must apply for a key employee license. The Colorado Regulations also provide for exemption from the requirements for a finding of suitability when the Colorado Commission finds such action to be consistent with the purposes of the Colorado Act.

Additionally, the Colorado Regulations require that every officer, director and stockholder of private corporations or equivalent office or ownership holders for non-corporate applicants, and every officer, director or stockholder holding either a 5% or greater interest or controlling interest of a publicly traded corporation or owners of an applicant or licensee, shall be a person of good moral character and submit to, and pay for, a full background investigation conducted by the Division of Gaming and the Colorado Commission. The Colorado Commission may require any person having an interest in a license to undergo a full background investigation and pay the cost of investigation in the same manner as an applicant.
Licensees are required to provide information and file periodic reports with the Division of Gaming, including identifying (i) those who have a 5% or greater ownership, financial or equity interest in the licensee, (ii) those who have the ability to control or exercise significant influence over the licensee, (iii) those who loan money or other things of value to a licensee, and (iv) those who have the right to share in revenue derived from limited gaming, or to whom any interest or share in profits of limited gaming has been pledged as security for a debt or performance of an act. Additional reporting requirements include (i) notifying the Division of Gaming if any licensee, including its parent company or subsidiary, applies for, or holds a license to conduct foreign gaming operations, and (ii) reporting any criminal convictions or charges against all persons licensed by the Colorado Commission and any associated person of a licensee.
The Colorado Commission and Division of Gaming also may require information regarding every person who is a party to a “gaming contract,” defined as an agreement where a person does business with, or that is conducted on the premises of, a licensed entity, or a lease with a licensee (or applicant). In that event, such person must promptly provide the Colorado Commission or the Division of Gaming requested information, which may include a financial history, description of financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community and all other information which might be relevant to a determination of whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Colorado Commission or the Division of Gaming to require a licensee or applicant to terminate its gaming contract or lease with any person who failed to provide the information requested. The Colorado Commission or the Division of Gaming may also require that the gaming contract be amended prior to approval of an application or commencement of the contract.
The Colorado Commission and the Division of Gaming have interpreted the Colorado Regulations to permit the Colorado Commission to investigate and find suitable persons or entities providing financing to or acquiring securities from us. As previously noted, any person or entity that is required to provide information, submit an application, or be found suitable, must pay all application and investigation fees and costs. Although the Colorado Regulations do not require prior approval for the execution of credit facilities or issuance of debt securities, the Colorado Commission reserves the right to approve, require changes to or require the termination of any financing, including, but not limited to, situations where a person or entity is required to be found suitable and is not found suitable. In any event, note holders, lenders and others providing financing will not be able to exercise certain rights and remedies without the prior approval of the Colorado Commission or the Division of Gaming. Information regarding lenders and holders of securities will be periodically reported to the Colorado Commission or the Division of Gaming.
The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by State and local authorities. There are various classes of retail liquor licenses which may be issued under the Colorado Liquor Code. A retail gaming tavern licensee may sell malt, vinous or spirituous liquors only by the individual drink for consumption on the premises. An application for an alcoholic beverage license in Colorado requires notice, posting and a public hearing before the local liquor licensing authority prior to approval. The Colorado Department of Revenue's Liquor Enforcement Division must also approve the application on behalf of the state. Each Bronco Billy’s location has been approved for and holds a retail gaming tavern liquor license for its casino, hotel and restaurant operations.
All persons who directly or indirectly hold a 10% or greater interest in, or 10% or more of the issued and outstanding capital stock of, a licensee must file applications and may possibly be investigated by state and local liquor authorities. The Colorado liquor authorities also may investigate persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. In addition, there are restrictions on stockholders, directors and officers of liquor licensees preventing such persons from being a stockholder, director, officer or otherwise interested in certain persons who lend money to liquor licensees and from making loans to other liquor licensees. Persons directly or indirectly interested in any of our Colorado gaming properties may be limited with regard to certain other types of liquor licenses in which they may have an interest, and specifically cannot have an interest in a retail liquor store license. No person can hold more than three retail gaming tavern liquor licenses. In addition, the remedies of certain lenders may be limited by applicable liquor laws and regulations. Alcoholic beverage licenses are revocable and nontransferable. State and local licensing authorities have full power to limit, condition, suspend for as long as six months or revoke any such licenses for violations of the liquor and regulatory requirements, which could have a material adverse effect upon our operations.